

July 1, 2014

<u>Via E-mail</u>
Mr. Michael C. Hughes
Senior Vice President and Chief Financial Officer
FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership
545 E. John Carpenter Freeway,
Suite 1300
Irving, Texas 75062

> **Re: FelCor Lodging Trust Incorporated**
> **FelCor Lodging Limited Partnership**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-14236 and 333-39595-01**

Dear Mr. Hughes:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief